SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. ___)*


                    Made2Manage Systems, Inc.
                        (Name of Issuer)

                 Common Stock, Without Par Value
                 (Title of Class of Securities)

                            556466100
                         (CUSIP Number)

                     C. Christopher Zanetis
                      36 1/2  East Main Street
                          P.O. Box 661
                   Brownsburg, Indiana  46112
                         (317) 858-7050
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          July 24, 2000
     (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of <section><section>240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

     NOTE:  Schedules filed  in paper format shall include a
     signed  original  and  five  copies  of  the  schedule,
     including  all exhibits.   See  Rule  240.13d-7(b)  for
     other parties to whom copies are to be sent.

                (Continued on following page(s))

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 556466100

(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

          C. Christopher Zanetis

(2)  Check  the  Appropriate  Box  if  a  Member  of a Group (See
     Instructions)

     (a)  [    ]
     (b)  [    ]

(3)  SEC                         Use                         Only
     ___________________________________________________________

(4)  Source of Funds (See Instructions):  PF

(5)  Check   if  Disclosure  of  Legal  Proceedings  is  Required
     Pursuant to Items 2(d) or 2(e)
     [    ]

(6)  Citizenship  or  Place  of  Organization:   United States of
     America

     Number of Shares          (7)  Sole Voting Power       40,100
     Beneficially Owned by     (8)  Shared Voting Power    200,000
     Each Reporting            (9)  Sole Dispositive Power  40,100
     Person   With:          (10) Shared Dispositive Power 200,000

(11) Aggregate  Amount  Beneficially   Owned  by  each  Reporting
     Person:  240,100*

          *200,000 of such shares are held jointly with
          Mr. Zanetis' spouse; 3,000 of such shares are
          held in custodial accounts for the benefit of
          Mr.   Zanetis'  two  minor  children,   which
          accounts are managed by Mr. Zanetis.

(12) Check if the  Aggregate  Amount in Row (11) Excludes Certain
     Shares (See Instructions)
     [    ]

(13) Percent of Class Represented by Amount in Row (11):  5.1%

(14) Type of Reporting Person (See Instructions):  IN

ITEM 1.   SECURITY AND ISSUER.

          The   class  of  equity  securities   to   which   this
          Schedule 13D relates is the common stock, without par value ("Common Stock"), of Made2Manage Systems, Inc., an Indiana corporation ("Issuer"), whose principal executive offices are located at 9002 Purdue Road, Indianapolis, Indiana 46268.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)  Name:  C. Christopher Zanetis

          (b)  Business Address: 36 1/2  East Main Street
                                 P.O. Box 661
                                 Brownsburg, Indiana  46112

          (c) Present Principal Occupation: Mr. Zanetis is the managing member of Zanetis Enterprises, L.L.C., an Indiana limited liability company, which owns, operates, and manages real estate.

          (d)  During  the  last  five years, Mr. Zanetis has not
               been   convicted   in  any   criminal   proceeding
               (excluding   traffic   violations    or    similar
               misdemeanors).

          (e) During the last five years, Mr. Zanetis has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against Mr. Zanetis, enjoining Mr. Zanetis from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Zanetis is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. Zanetis used personal funds beginning in May 1999 to purchase all 240,100 shares of the Common Stock of Issuer reported in this Schedule 13D at prices ranging between $3.38 and $9.00 per share.

ITEM 4.   PURPOSE OF TRANSACTION.

          Mr. Zanetis purchased 15,200 shares of the Common Stock of Issuer on July 24, 2000. As a result of this purchase, Mr. Zanetis' ownership of the Common Stock of Issuer rose above 5%. All of the shares of Common Stock of the Issuer acquired by Mr. Zanetis, whether directly or indirectly, were acquired for investment purposes. Mr. Zanetis does not have a present intention to acquire or dispose of shares of Common Stock of Issuer, but this may change depending upon market conditions. Mr. Zanetis does not have any present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, a reorganization or liquidation, involving the Issuer; a sale or transfer of a material amount of assets of the Issuer; any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
          Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The aggregate number and percentage of the shares of Common Stock of Issuer beneficially owned by
               C. Christopher Zanetis are set forth below.

                                  Number           Percent
                                 OF SHARES        OF CLASS

          C. Christopher Zanetis 240,100*            5.1%

               *200,000  of  such  shares are held
               jointly  with Mr. Zanetis'  spouse;
               3,000 of such  shares  are  held in
               custodial  accounts for the benefit
               of Mr. Zanetis' two minor children,
               which  accounts   are   managed  by
               Mr. Zanetis.

               The   percentage   of  beneficial   ownership
               reflected in this Schedule 13D is based upon 4,741,733 shares of Common Stock outstanding as of April 30, 2000.

          (b)  Number of shares as to which Mr. Zanetis has:

               (i)  Sole  power  to  vote  or  direct  the  vote:
                    40,100

               (ii) Shared  power  to  vote  or  direct the vote:
                    200,000

               (iii)Sole   power   to   dispose  or  direct   the
                    disposition:  40,100

               (iv) Shared  power  to  dispose   or   direct  the
                    disposition:  200,000

          (c) In the past 60 days, Mr. Zanetis has effected the transactions in the Common Stock of the Issuer shown below:

                        Amount           Price         Type of
          DATE      OF SECURITIES      PER SHARE     TRANSACTION

  June 21, 2000     1,100 shares        $5.625    Open Market Purchase
  June 26, 2000       500 shares        $5.625    Open Market Purchase
  June 27, 2000       300 shares        $5.625    Open Market Purchase
  July 17, 2000     1,300 shares        $4.875    Open Market Purchase
  July 17, 2000     8,700 shares        $4.938    Open Market Purchase
  July 24, 2000     6,000 shares        $3.375    Open Market Purchase
  July 24, 2000     1,000 shares        $3.469    Open Market Purchase
  July 24, 2000     8,200 shares        $3.500    Open Market Purchase


             (d) Mr. Zanetis owns 200,000 shares of the Common Stock of Issuer jointly with his spouse, and shares the right to receive dividends from, or the proceeds from the sale of, such securities.

             (e)  Not applicable.

ITEM 6. CONTRACTS,  ARRANGEMENT,  UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

             None.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

             None.

                            SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 /S/ C. CHRISTOPHER ZANETIS
                                 C. Christopher Zanetis


Dated:  August 2, 2000